UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1‑SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2017

MOGULREIT II, Inc.

(Exact name of issue as specified in its charter)

Maryland	81-5263630
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA	90025
(Full mailing address of	(Zip code)
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Item 3. Financial Statements

MogulREIT II, Inc.

MogulREIT II, Inc.

Balance Sheet

As of June 30, 2017 (unaudited)

ASSETS
Cash	$100,076
Other assets	165,389

Total assets	$265,465

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	$167,410

Total liabilities and stockholders’ equity	167,410

Stockholders’ equity	98,055

Total liabilities and stockholders’ equity	$265,465

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT II, Inc.

Statement of Operations

For the Period from January 13, 2017 (date of inception) Through June 30, 2017 (unaudited)

Expense
Organizational costs	$1,921
Other expenses	24
1,945

Net loss	$(1,945)

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT II, Inc.

Statement of Stockholders’ Equity

For the Period from January 13, 2017 (date of inception) Through June 30, 2017 (unaudited)

	Shares of Common Stock	Amount	Net Loss	Total

Balance at January 13, 2017	—	$—	$—	$—

Proceeds from issuance of common stock	10,000	100,000	—	100,000
Net loss	—	—	(1,945)	—

Balance at June 30, 2017	10,000	$100,000	$(1,945)	$98,055

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT II, Inc.

Statement of Cash Flows

For the Period from January 13, 2017 (date of inception) Through June 30, 2017 (unaudited)

Cash flows from operating activities

Net loss	$(1,945)

Adjustments to reconcile net loss to net cash provided by operating activities
Accounts payable	2,021

Net cash provided by operating activities	76

Financing activities
Proceeds from the issuance of common stock	100,000

Net cash provided by financing activities	100,000

Net increase in cash	100,076

Cash – January 13, 2017	—

Cash – June 30, 2017	$100,076

Noncash financing activities
Deferred offering costs included in accounts payable	$165,389

The accompanying Notes to Financial Statements are an integral part of these financial statements.

MogulREIT II, Inc.

Notes to Financial Statements

June 30, 2017

(unaudited)

Note 1 - Organization and nature of operation

MogulREIT II, Inc., (the "Company") was formed as a Maryland corporation on January 13, 2017 to own and manage a diversified portfolio of preferred equity and joint venture equity investments in multifamily properties located in target markets throughout the United States.  The Company is externally managed by RM Adviser, LLC ("Manager"), which is an affiliate of our sponsor, Realty Mogul Sponsor, LLC ("Sponsor").  The Company’s Manager and our Sponsor are each wholly-owned subsidiaries of Realty Mogul, Co.

As of June 30, 2017, the Company has not yet commenced operations and has not entered into any investments.

Note 2 – Summary of significant accounting policies

Basis of presentation

The accompanying balance sheet, statement of operations, statement of stockholders’ equity, statement of cash flows and related notes to the financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual events and results could differ from those assumptions and estimates.

Income taxes

The Company intends to operate and be taxed as a real estate investment trust (“REIT”) for federal income tax purposes. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of its taxable income to its members. As a REIT, the Company generally is not subject to federal corporate income tax on that portion of its taxable income that is currently distributed to stockholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements, and no gross deferred tax assets or liabilities have been recorded as of June 30, 2017.

As of June 30, 2017, no distributions have been made to stockholders. The Company expects its distributions to be characterized for federal income tax purposes as (i) ordinary income, (ii) non-taxable return of capital, or (iii) long-term capital gain. Distributions that exceed current or accumulated tax earnings and profits constitute a return of capital for tax purposes and reduce the stockholders’ basis in the common stock. To the extent that distributions exceed both current and accumulated earnings and profits and the stockholders’ basis in the common stock, they will generally be treated as a gain or loss upon the sale or exchange of our stockholders’ common stock. When we begin to make distributions to our stockholders, we will report the taxability of such distributions in information returns that will be provided to our stockholders and filed with the Internal Revenue Service in the year following such distributions. This information will be provided annually beginning in the first year that distributions occur.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Organizational and offering costs

The Company expenses organization costs as incurred and offering costs, when incurred, will be deferred and charged to stockholders’ equity. The deferred offering costs will be charged against the gross proceeds of the offering when received or written off in the event that the offering is not successfully completed. Organization and offering costs of the Company are initially being paid by the Manager and/or affiliates on behalf of the Company. The Manager and/or

MogulREIT II, Inc.

Notes to Financial Statements

June 30, 2017

(unaudited)

affiliates will be reimbursed for organization and offering expenses incurred in conjunction with the offering subject to achieving a minimum capital raise of $1,000,000. The Company is not required to reimburse any organizational and offering costs before December 31, 2018.

Note 3 – Stockholder’s Equity

The Company is authorized to issue up to 10,000,000 shares of stock, of which 9,000,000 shares are classified as common stock, $0.01 par value per share, and 1,000,000 shares are classified as preferred stock, $0.01 par value per share. Holders of the Company’s common stock are entitled to receive distributions when authorized by the Company’s board of directors (the “Board”) and declared by us.

On May 8, 2017, the Sponsor completed its investment of $100,000 in exchange for 10,000 shares of common stock.  As of June 30, 2017, the 10,000 shares of common stock owned by the Sponsor were the only issued and outstanding shares of the Company.

Note 4 - Subsequent events

Events that occur after the balance sheet date, but before the financial statements were available to be issued, must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management has evaluated the activity of the Company through November 9, 2017 (the date the financial statements were available to be issued) and determined that the Company has the following material subsequent events that required disclosure in the notes to the financial statements.

Qualification

The Company’s offering of shares of its common stock was qualified by the SEC on August 23, 2017.

Investments

On August 31, 2017, the Company acquired a $4,000,000 joint-venture limited partnership investment (the “Equity Investment”) in connection with the acquisition of a 343-unit multifamily apartment community (the “Property”), located in Dallas, Texas. The Equity Investment was made in conjunction with a commitment by Realty Mogul 91, LLC, an entity managed by an affiliate of the Manager, to invest an additional $1,675,000 in joint venture capital raised on the Realty Mogul, Co. platform. Together, these investments of $5,675,000 comprise approximately 90% of the total equity invested towards the acquisition and planned Property improvements. This acquisition’s capital structure consists of approximately (i) $18,800,000 in senior debt, (ii) $2,313,803 in joint venture equity by the manager of the property and Realty Mogul 91, LLC, and (iii) the $4,000,000 Equity Investment held by us.

Related Party Transactions

Pursuant to the terms set forth in the Company’s offering circular, Realty Mogul, Co. loaned $4,000,000 to the Company on August 31, 2017 at the prime rate as of the end of each month, which rate was 4.25% when the note was issued. The loan is unsecured and matures August 31, 2020.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Los Angeles, California on September 21, 2017.

MOGULREIT II, INC.

By: RM Adviser, LLC, its Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer of RM Adviser, LLC
/s/ Jilliene Helman		September 21, 2017
Jilliene Helman	(Principal Executive Officer)

Chief Financial Officer of RM Adviser, LLC
/s/ Karen Fleck		September 21, 2017
Karen Fleck	(Principal Financial Officer and Principal Accounting Officer)